UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                    ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    285229100
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (TM).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    486,682 Common shares (1.7 %)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           486,682
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 486,682; for all reporting persons as a group, 2,759,484 shares (9.5 %)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    635,004 common shares (2.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           635,004
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 635,004; for all reporting persons as a group, 2,759,484 shares (9.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,637,798 common shares (5.6%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,637,798
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 1,637,798; for all reporting persons as a group, 2,759,484 shares (9.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,759,484 shares (9.5%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     2,759,484 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 2,759,484; for all reporting persons as a group, 2,759,484 shares (9.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        635,004 common shares (2.2%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     635,004 common shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 635,004 for all reporting persons as a group, 2,759,484 shares (9.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 4 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons") (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4. Purpose of Transaction

On December 27, 2006, the letter attached as Exhibit 1 to this Amendment was sent to the Chairman of the Board of ESIO proposing a special one-time cash dividend of $4.00 per share. Such letter is incorporated by reference into this
Item 4. The Reporting Persons understand from ESIO's Chairman that their dividend proposal will be considered at the meeting of ESIO's Board to be held in mid-January 2007 and will await the outcome of that meeting before making any decisions as to any future action they might take with respect to their proposal.

By reporting the information contained in this Amendment, the Reporting Persons do not intend to solicit, nor are they soliciting, proxies or consents from, nor seeking or requesting any other action by, any of the other stockholders of ESIO. The Reporting Persons have made no decisions as to whether or not they may in the future solicit proxies from any of the other stockholders on any matter that might be brought before the stockholders nor as to whether or not any such solicitation, if made, would be effected as an exempt solicitation under the proxy rules of the Securities and Exchange Commission.

The statements in the letter referred to above as to the views of the Reporting Persons regarding their investment in ESIO represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting ESIO and/or extrinsic factors such as developments in the company's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future , as well as to increase or decrease their investment depending on their evaluation, without further amending their Schedule 13D except as required by applicable rules.

Item 5.  Interest in Securities of the Issuer

      (a, b) The Reporting Persons, in the aggregate, beneficially own 2,759,484 common shares, constituting approximately 9.5% of the outstanding shares.

      (c) During the past sixty (60) days the following purchases of Shares were made by D3 Family Funds in open market transactions:

  Fund                         Transaction Date    Shares Bought       Price
  ----                         ----------------    -------------       -----
  D3 Family Bulldog Fund LP          11/27/2006             9,630      19.41
  D3 Family Fund LP                   11/1/2006              241       19.75
  D3 Family Fund LP                   11/2/2006             2,500      19.48
  D3 Family Fund LP                  11/27/2006             4,000      19.41
  DIII Offshore Fund LP               11/2/2006             1,729      19.48

Item 7.  Material to be filed as Exhibits

      Exhibit 1 to this Amendment is the letter referred to in Item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                   D3 Family Fund, L.P., and D3 Bulldog
                                   Fund, L.P.

                                   By: Nierenberg Investment Management
                                       Company, Inc.

                                   Its: General Partner


December 28, 2006                  By: /s/ David Nierenberg
                                      -----------------------------------------
                                      David Nierenberg, President


                                   DIII Offshore Fund, L.P.

                                   By: Nierenberg Investment Management
                                       Offshore, Inc.

                                   Its: General Partner


December 28, 2006                  By: /s/ David Nierenberg
                                      -----------------------------------------
                                      David Nierenberg, President


                                   Nierenberg Investment Management
                                   Company, Inc.


December 28, 2006                  By: /s/ David Nierenberg
                                      -----------------------------------------
                                      David Nierenberg, President

                                   Nierenberg Investment Management
                                   Offshore, Inc.

December 28, 2006                  By: /s/ David Nierenberg
                                      -----------------------------------------
                                      David Nierenberg, President